■ **Sit Investment Associates, Inc.** ■

Global Investment Outlook & Strategy

January 9, 2015

Executive Summary

Domestic equity markets capped off a solid year of performance with a subdued end. The S&P 500 Index declined -0.3 percent in December, but finished the year with a return of +13.7 percent. Both taxable fixed income securities and municipals turned in strong performance, rising +0.1 percent and +0.5 percent in December, respectively, and gaining +6.0 percent and +9.1 percent for the year, respectively. The MSCI EAFE Index fell -3.4 percent in December and lost -4.5 percent for the year. With respect to the U.S. economy, the final (third) estimate of third quarter 2014 real GDP growth was revised up to +5.0 percent, well above the second estimate of +3.9 percent, and the initial estimate of +3.5 percent. While there is clear evidence of strengthening in the U.S. economic recovery, we believe that growth will remain at subpar levels. We believe the Euro Area will undergo another year of lackluster economic growth in 2015. We also remain cautious on the Japanese economy's future growth prospects. We continue to expect the Chinese economy to stabilize. In taxable fixed income portfolios, we continue to position defensively for the eventual rise in short term rates, while taking advantage of the economic recovery. Although it has been more difficult to achieve in the current cycle, our tax-exempt investment strategy continues to place heavy emphasis on current income, which we believe is the primary driver of return over a full market cycle. Sit Investment Associates' domestic and international equity portfolios remain diversified with high quality, growth-oriented companies, which are positioned to fare better in more volatile conditions.

UNITED STATES

CURRENT CONDITIONS: SUBPAR RECOVERY GAINING STRENGTH

Domestic equity markets capped off a solid year of performance with a subdued ending. The S&P 500 Index declined -0.3 percent in December, but finished the year with a return of +13.7 percent. Similarly, the technology-weighted NASDAQ OTC Composite fell -1.2 percent for the most recent month, but rose +13.4 percent for 2014. Small capitalization stocks outperformed their large capitalization counterparts in December and the fourth quarter, but substantially underperformed for the year.

TOTAL RETURNS TO 12/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	-0.3%	4.9%	6.1%	13.7%
Dow Jones Ind'l Avg.	0.1	5.2	7.2	10.0
Russell 1000 Index	-0.2	4.9	5.6	13.2
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-1.2	5.4	7.4	13.4
S&P MidCap Index	0.8	6.7	2.5	10.2
Russell 2000 Index	2.8	9.7	1.7	4.9
FIXED INCOME				
Barclays Capital Agg. Index	0.1	1.8	2.0	6.0
Barclays Capital Muni Bond Index.	0.5	1.4	2.9	9.1

*price only

Both taxable fixed income securities and municipals turned in strong performance, rising +0.1 percent and +0.5 percent in December, respectively, and gaining +6.0 percent and +9.1 percent for the year, respectively. The adjacent table displays major benchmark returns and additional details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.0%	4.8%	6.3%	13.0%
Russell 1000 Value	0.6	5.0	4.8	13.5
MID CAP				
Russell Midcap Growth	-0.3	5.8	5.1	11.9
Russell Midcap Value	0.7	6.1	3.2	14.7
SMALL CAP				
Russell 2000 Growth	3.0	10.1	3.3	5.6
Russell 2000 Value	2.7	9.4	0.0	4.2

For the month of December, the fourth quarter, and the year, large and medium capitalization growth stocks underperformed their value counterparts, while small cap growth stocks outperformed small cap value issues, as shown in the table above. Long-term trends in the relative performance of growth versus value stocks are displayed in Exhibit B.

Regarding international equity markets, expressed in U.S. dollar terms, the U.S. ranked 4th out of 33 countries in 2014. This result was similar to 2013, when the U.S. ranked 5th, and is likely to continue over the coming year, as the U.S. recovery continues to lead the world and the U.S. dollar will likely strengthen further. The rest of the top 5 countries were all from the Pacific Basin region including: the Philippines, Indonesia, Thailand, and New Zealand. Additional details are shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Final
Personal Con. Expenditures	$98.1	$32.9	$68.3	$86.9
Nonresid. Fixed Invs.	50.0	8.2	48.1	45.2
Residential Invs.	-11.1	-6.6	10.3	4.0
Inventory Change	-13.8	-46.6	49.6	-2.6
Net Exports	40.6	-63.2	-13.2	29.0
Government	-27.9	-6.0	12.1	31.3
Residual	0.4	-3.2	3.5	1.4
Total	$136.3	-$84.5	$178.7	$195.2
% Change in Real GDP (ann.)	3.5%	-2.1%	4.6%	5.0%
% Change in Real Final Sales (ann.)	3.9%	-1.0%	3.2%	5.0%
% Change in GDP Deflator (ann.)	1.4%	1.3%	2.1%	1.4%

With respect to the U.S. economy, the final (third) estimate of third quarter 2014 real GDP growth was revised up to +5.0 percent, well above the second estimate of +3.9 percent, and the initial estimate of +3.5 percent. Almost three-quarters of the increase in the final estimate came from higher personal consumption expenditures (PCE). An increase in nonresidential fixed investment and less drag from the change in business inventories accounted for the balance of the upward revision. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. Year-over-year changes in the components of real GDP are shown in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Final
Personal Cons. Exps.	2.51%	0.83%	1.75%	2.21%
Nonresid. Fixed Invs.	1.23%	0.20%	1.18%	1.10%
Residential Invs.	-0.28%	-0.17%	0.27%	0.10%
Inventory Change	-0.34%	-1.16%	1.42%	-0.03%
Net Exports	1.08%	-1.66%	-0.34%	0.78%
Government	-0.71%	-0.15%	0.31%	0.80%
Total GDP Growth	3.50%	-2.10%	4.60%	5.00%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

As noted, most of the incremental strength in the most recent third quarter GDP report came from stronger consumer spending. This trend continued with November consumer spending, which grew at the extremely robust pace of +0.7 percent. New motor vehicle sales continue to be a key component of the growth in consumer spending, as it increased +4.4 percent in November, which drove solid durable goods spending of +2.8 percent. As a result of the strong November report, our sensitivity analysis

shows that, even if December consumer spending is flat, the 4th quarter pace of growth will still exceed +4 percent.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Dec. Proj.	11139.70	4.2%	11161.98	4.5%
	Nov.	11139.70		11139.70	
	Oct.	11058.50		11058.50	
	Sept.	11035.20	3.2%	11035.20	3.2%
	Aug	11017.70		11017.70	
	July	10945.80		10945.80	
	June	10935.00	2.5%	10935.00	2.5%
	May	10906.00		10906.00	
	April	10896.70		10896.70	
	Mar.	10903.30	1.2%	10903.30	1.2%
	Feb.	10834.00		10834.00	
2014	Jan.	10795.60		10795.60	
	Dec.	10827.10	3.7%	10827.10	3.7%
	Nov.	10831.40		10831.40	
	Oct.	10775.80		10775.80	
	Sept.	10742.20	2.0%	10742.20	2.0%
	Aug.	10707.40		10707.40	
	July	10690.30		10690.30	
	June	10681.80	1.8%	10681.80	1.8%
	May	10659.10		10659.10	
	Apr.	10640.30		10640.30	
	Mar.	10633.50	3.6%	10633.50	3.6%
	Feb.	10617.70		10617.70	
2013	Jan.	10589.80		10589.80	

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2013	1.3%	3.4%	1.8%	1.6%
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8
September 2013	1.1	1.2	1.2	1.7
October 2013	-0.1	0.9	1.0	1.7
November 2013	-1.4	0.1	1.2	1.7
December 2013	-1.9	-0.4	1.5	1.7
January 2014	0.6	0.3	1.6	1.6
February 2014	2.9	0.8	1.1	1.6
March 2014	5.6	1.8	1.5	1.7
April 2014	5.4	3.0	2.0	1.8
May 2014	5.3	4.1	2.1	2.0
June 2014	3.5	4.5	2.1	1.9
July 2014	2.0	3.7	2.0	1.9
August 2014	-0.1	2.6	1.7	1.7
September 2014	-0.5	1.5	1.7	1.7
October 2014	-1.4	0.3	1.7	1.8
November 2014	-2.9	-1.5	1.3	1.7

The December nonfarm payrolls report, released on January 9th, showed that 252,000 jobs were created. While this is down from the strong November job gain of 321,000, it was largely as expected because of extraordinary gains in the November data from California, which experienced its largest monthly employment gain since 1990. Additionally, October and November payrolls were revised up by a combined 50,000. During 2014, 2,952,000 jobs were created, which is the highest level since 1999. The unemployment rate ticked down to 5.6 percent from 5.8 percent, but the improvement was again helped

by a decline in the labor force participation rate to 62.7 percent. As Exhibit E shows, projections for a declining labor force participation rate will be a continued tailwind for the improving unemployment rate.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), fell -0.3 percent in November, compared with the estimate of a -0.1 percent decline. On a year-over-year basis, inflation has slowed to +1.3 percent, approaching the lower end of its recent range, as shown in the previous table. Core CPI, which excludes the volatile food and energy sectors, increased +0.1 percent, in line with expectations. On a year-over-year basis, core CPI has been quite stable around +1.7 percent, which was the most recent reading. Inflation has been very contained and is even more likely to remain so over the foreseeable future, as a result of the decline in oil prices and the strong U.S. dollar, which makes U.S. imports cheaper. Longer-term inflation trends are shown in Exhibit F.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +1.7 percent in December, and rose +10.2 percent on a year-over-year basis, as shown in Exhibit G. The dollar continues to strengthen and has now reached levels not seen in 9 years. This trend will likely continue because of a combination of factors including: the strength of the U.S. economy relative to the rest of the world, and the expectation of rising interest rates in the U.S.

In summary, while there is clear evidence of strengthening in the U.S. economic recovery, we believe that growth will remain at subpar levels. Strong consumer spending in the fourth quarter of 2014 may put upward pressure on our +2.5 percent estimate for quarterly GDP growth. However, we expect this to be partially offset by weaker net exports and a lower contribution from government spending, as a result of weaker defense spending after the strong third quarter pace. Our full year estimates for real U.S. GDP growth in 2014 and 2015 are +2.4 percent and +3.0 percent, respectively. Details of our key economic assumptions are shown in Exhibit H.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONING FOR A FLATTER YIELD CURVE

The yield curve flattened for both the quarter and the year. The 5-year U.S. Treasury was the fulcrum for the flattening trend. With the Federal Reserve hinting at a rise in the fed funds target rate in mid-year 2015, shorter-term Treasury yields generally rose +10 to +30 basis points for both the quarter and the year. Longer-term Treasury yields fell -7 basis points to -33 basis points in the fourth quarter, and -48 basis points to -121 basis points for the year, as the end of the Federal Reserve bond buying programs eased inflation fears. Specifically, the 2-year U.S. Treasury Note gained +29 basis points for the year to 0.67 percent. The 10- and 30-year maturity U.S. Treasury Bond yields ended the year at 2.17 and 2.75 percent, down -0.86 and -1.22 percent, respectively, from the 2013 year-end levels.

The Barclays Aggregate Bond Index return for the quarter was +1.79 percent. For the full year 2014, the index produced a return of +5.97 percent. The U.S. Treasury sector was the best performing sector for the fourth quarter, but one of the worst performing sectors for the year. Conversely, corporate bonds were the best performing sector for the year, primarily due to their longer duration; however, they underperformed during the fourth quarter, as global uncertainty reduced demand for these bonds. Agency mortgages were the second best performing

sector for both the quarter and the year, as the yield advantage offset a modest decline in demand, which occurred as the Federal Reserve ended its purchase program. Returns for asset-backed and other consumer-sensitive securities were positive on an absolute basis, but underperformed the benchmark for both the quarter and the year, primarily due to their shorter duration.

TOTAL RETURNS TO 12/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	0.1%	1.8%	2.0%	6.0%
Treasury	0.1	1.9	2.3	5.1
Agency	0.0	1.2	1.3	3.6
Corporate	0.1	1.8	1.7	7.5
CMBS	-0.1	1.4	1.2	3.9
Asset-Backed	-0.2	0.5	0.6	1.9
Mortgage Pass-Through	0.2	1.8	2.0	6.1
5-Year Treasury	-0.5	1.1	1.0	2.9

For 2015, we expect the yield curve will continue to flatten. We anticipate that improving economic conditions domestically will encourage the Federal Reserve to raise short-term rates sometime in the second half of the year. Global economic uncertainty, developments in the energy markets, and low inflation will help keep longer-term rates contained. We continue to position portfolios defensively for the eventual rise in short term rates, while taking advantage of the economic recovery. Our forecasts for U.S. Treasury interest rates are detailed in Exhibit I.

Tax-exempt municipal bonds ended the quarter and year with a continued and pronounced flattening of the tax-exempt yield curve. Shorter maturities experienced modest yield increases over the quarter, while maturities 10 years and longer saw ongoing yield decreases. For the quarter, the 5-year AAA general obligation yield moved up +15 basis points to 1.32 percent, while 10-year and 30-year AAA general obligation spot yields fell -13 and -23 basis points, to 2.04 percent and 2.86 percent, respectively. Over the course of the year, the 5-year AAA general obligation yield increased +8 basis points, while 10-year and 30-year AAA general obligation yields fell -73 and -133 basis points, respectively. Flattening occurred very steadily throughout the year with longer maturities declining at a constant rate; however, short yields experienced much of their increases in the fourth quarter after declining slightly earlier in the year.

The Bond Buyer 40-Bond Index ended the year with a yield of 4.27 percent, down -15 basis points for the quarter and down -86 basis points for the year. The maximum yield for the index during 2014 was 5.15 percent, which occurred in early January. The index's yield effectively declined at a steady rate all year, falling and staying below 5.00 percent in mid-January, below 4.75 percent in early-April, and below 4.50 percent during the first week of August.

Virtually all investment grade bonds had positive returns during the fourth quarter. It continued to largely be the case that A- and BBB-rated bonds experienced relatively stronger performance. For the year, all quality sectors had positive returns, with lower quality bonds generally outperforming higher quality bonds. Credit spreads narrowed throughout the second half of the year, as investors reached down the credit quality spectrum to pick up yield. Although Puerto Rico remains a credit concern for many

who are active in the tax-exempt municipal bond market, many more underlying issuers and sectors are in the midst of a period of stable or positively trending credit characteristics.

Bonds with longer durations also experienced a clear trend of outperformance for both the quarter and the year. Throughout the year, investors sought additional yield by buying longer-dated maturities. Meanwhile, bonds in the 3- to 5-year maturity range generally performed negatively during the quarter and much less positively over the course of the entire year.

General obligation bonds underperformed revenue bonds consistently throughout the year. Demand for revenue bonds, because of the higher yields they provide, greatly exceeded demand for general obligation bonds in 2014. The trend of lower credit quality outperforming was also seen within the general obligation bond sector, as local bonds outperformed the typically higher-rated state issued general obligation bonds for the year. Within the revenue bond sector, hospital, industrial development, and transportation bonds had the strongest returns for the quarter and the year, while special tax, lease, resource recovery and electric bonds lagged the revenue bond index for the quarter and the year. Housing bonds were somewhat atypical in underperforming for the year, but experienced a rebound and modest outperformance in the fourth quarter.

The spread between 2-year and 30-year AAA general obligation yields ended the year at 238 basis points. Despite narrowing by -148 basis points over the course of the year, there remains room to narrow further on an historical basis. In terms of relative value to Treasuries, shorter tax-exempt yield ratios were expensive for much of the year when compared to their historical averages. However, longer tax-exempt yield ratios remained cheap compared to their historical averages.

Fund flows were positive every month of 2014 and strengthened in the fourth quarter. Over the course of the year, approximately $20 billion flowed into tax-exempt municipal bond funds, with the final quarter experiencing about a third of the net inflows for the year. This steady and strong demand, coupled with another year of modest supply, provided strong technical support for the favorable returns experienced during the year. Total new issue supply of tax-exempts was essentially flat in 2014 when compared to 2013. Issuance in three of the past four years (2011, 2013, and 2014) makes up the lowest three years of issuance over the past decade. Compounding the issue of limited supply is the fact that refunding bonds comprised nearly half of all bonds issued in 2014. With historically low long bond rates likely to prevail in the near term, refunding issuance is poised to continue to be a large part of the market well into 2015.

In general, we expect the tax-exempt yield curve to continue to flatten with short rates continuing to creep upward over the entire course of 2015, while long rates will remain mostly flat for the first half of the year before also beginning to climb in the second half of the year. Although it has been more difficult to achieve in the current cycle, our tax-exempt investment strategy continues to place a heavy emphasis on current income, which we believe is the primary driver of return over a full market cycle. As a result of these factors, we expect to continue to shorten portfolio durations and move them closer to the midpoint of targeted guidelines, as the year progresses. As always, diversification remains a key tenet in our strategy to help manage credit risk.

TOTAL RETURNS TO 12/31/14

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	0.5%	1.4%	2.9%	9.1%
5-Year Municipal	-0.3	0.1	0.9	3.2
Long (22+ years)	1.0	2.4	4.7	15.4
Revenue	0.6	1.6	3.3	10.1
Electric	0.4	1.2	2.7	8.5
Hospital	1.0	2.4	4.5	12.7
Housing	0.5	1.8	3.3	9.1
IDR/PCR	0.5	1.6	3.7	11.6
Transportation	0.6	1.6	3.6	10.9
Education	0.6	1.4	3.1	9.4
Water/Sewer	0.5	1.5	3.2	9.7
Resource Recovery	0.5	1.3	2.7	8.5
Leasing	0.5	1.3	2.8	9.3
Special Tax	0.5	1.3	2.4	8.6
General Obligation	0.4	1.1	2.4	7.8
Prerefunded	-0.1	0.2	0.5	1.8
Insured	0.4	1.1	3.6	10.3
Muni Aaa	0.3	0.9	2.0	6.3
Muni Aa	0.4	1.2	2.7	8.2
Muni A	0.7	1.7	3.3	10.5
Muni Baa	0.8	2.1	4.3	14.5

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: LACKLUSTER GROWTH

Hopeful that a long-awaited economic recovery was gaining traction, investors rotated into equities in a number of Euro Area periphery countries in the first few months of 2014 (See Exhibit J). However, enthusiasm steadily eroded as GDP growth forecasts were ratcheted down, deflationary pressures intensified, and geopolitical tensions mounted.

We believe the Euro Area will undergo another year of lackluster economic growth in 2015 and are currently forecasting real GDP growth of +0.8 percent in 2014 and +1.3 percent in 2015 (Exhibit K). Risk likely remains to the downside in the intermediate term as the region continues to grapple with numerous issues: tight credit conditions, elevated debt burdens, high unemployment, no wage growth, low inflation, subpar capital investment, ongoing austerity measures, and the Russia/Ukraine conflict – not to mention that requisite structural reform continues to move forward at a snail's pace. Slowing economic conditions within key trading partners – China and Russia – have also taken a toll on business activity recently. The economic picture is illustrated in Exhibit L.

The composite Purchasing Managers' Index (PMI) for the Euro Area peaked at 54.0 in April and proceeded to decline to a 16-month low of 51.1 in November before recovering slightly to 51.7 in December. Weakness has been particularly notable in Germany, where the composite PMI declined to 51.4 in December from its February high of 56.4. Business activity in

France continues to decline, but the composite PMI increased to 49.1 in December from 47.9 in November – this represents the ninth sequential month below 50.

The soft demand outlook combined with declining oil prices will exacerbate existing deflationary pressures. The European Central Bank's (ECB) gauge of consumer price inflation – Harmonised Index of Consumer Prices (HICP) – declined to a meager +0.3 percent in November versus the Bank's target of close to +2.0 percent. We are lowering our Euro Area inflation forecast to +0.5 percent in 2014 and +0.6 percent in 2015 (Exhibit K), but the measure could dip into negative territory in the first half of 2015 before the ECB's initiatives begin to take full effect.

Despite a relatively strong macro environment, UK stock indices lagged in 2014. The FTSE All-Share Index declined -2.1 percent. Regional market performance can be seen in Exhibit M. A number of factors weighed on UK equities in 2014 including the Scottish independence referendum, relatively high valuation, slowing earnings growth, and Bank of England's interest rate rhetoric.

The UK economic recovery gained momentum through the second quarter of 2014, but the sequential growth rate in real GDP slowed modestly in the second half of the year. We are currently forecasting UK real GDP growth accelerated to +3.0 percent in 2014 (from +1.7 percent in 2013), but then slow slightly to +2.5 percent in 2015 (Exhibit K). The UK manufacturing PMI was a solid 53.5 in November, but this represented a deceleration from the 2014 high of 57.5 in June. The services PMI was 58.6 in November and has remained in the mid-to-high 50s since mid-2013.

There are number of key elections throughout the European Union scheduled to take place in 2015, including elections in Denmark, Finland, Greece, Poland, Portugal, and Sweden. Outside of the snap election now scheduled for January 25 in Greece, one of the most closely watched will be the U.K. General Election currently scheduled for May 7. If re-elected, Prime Minister David Cameron has promised to negotiate new agreements with the European Union and then hold a referendum on whether the U.K. should withdraw from the European Union. The referendum is expected to be held prior to the end of 2017, but could possibly occur sooner.

MONETARY AND FISCAL POLICY

In an attempt to stave off deflation and inject more liquidity into the Euro Area, ECB President Mario Draghi suggested in September 2014 that the ECB would seek to increase the size of its balance sheet by as much as □1 trillion euros (or 50 percent) through a combination of cheap loans to banks (aka Targeted Longer-Term Refinancing Operations or TLTRO) and large-scale asset purchases. However, both of these programs have fallen far short of expectations thus far. The ECB began to purchase covered bonds in October, asset-backed securities in November, and could announce a plan to buy sovereign debt as soon as its next policy meeting in late January. Whether such sovereign purchases violate the ECB's mandate is a topic currently being reviewed by the European Court of Justice.

In the absence of fiscal stimulus and regulatory relief for banks, it remains to be seen just how effective quantitative easing (QE) will be for the Euro Area. Recognizing the need to

increase investment spending, the European Commission recently proposed a plan to leverage □21 billion in guarantees to invest □315 billion over the next three years for infrastructure projects and small and medium enterprise funding. Expected to be launched by June 2015, many of the operational and funding details have yet to be agreed upon.

In the U.K., after signaling this past summer that an interest rate hike was likely by the end of 2014, the Bank of England (BoE) has resumed a more dovish tone as GDP growth and inflation eased. We believe the BoE will begin to increase rates in the second half of 2015 (after the general election), but tighten at a very measured pace.

JAPAN

CURRENT CONDITIONS: WEAK BUT IMPROVING GROWTH

We remain cautious on the Japanese economy's future growth prospects given the modest achievements of Prime Minister Abe's policy agenda to date, and the country's continued structural challenges. The April 1st consumption tax hike has weighed on the economy to a greater extent than expected, pushing the economy into two consecutive quarters of contraction as consumers and businesses alike have reined in spending (Exhibit N). Though policymakers have responded to the weak economic situation, we remain cautious on the country's growth prospects. We have decreased our 2014 GDP growth forecast to +0.5 percent given the recent slowdown and continue to look for modest +1.0 percent growth in 2015 (Exhibit K).

The key to overcoming Japan's structural challenges—an aging population, rigid labor market, and highly indebted government—remains, in our view, the successful implementation of pro-growth reforms, Mr. Abe's so-called "Third Arrow". Progress to date has been mixed with headway in some areas, such as corporate governance, but disappointment in others, such as labor market reforms and trade liberalization. While a recent victory in national elections for Mr. Abe's political coalition has bought more time, whether this translates into renewed resolve in enacting reform measures remains to be seen. We continue to watch with caution.

MONETARY AND FISCAL POLICY

The stagnating economy has been met with a dynamic policy response in recent months. The Bank of Japan expanded its quantitative easing measures in response to flagging inflation expectations, as it continues to seek a sustained +2 percent inflation rate. On the fiscal side, Prime Minister Abe has pledged to delay a second tax hike scheduled for this coming October and has also assembled a stimulus package to support consumers and small businesses. A similar, albeit more substantial, combination of monetary and fiscal easing helped Mr. Abe engineer a temporary growth spurt two years ago. However, the temporary boost has since given way to a stagnant environment, despite a much weakened yen and continued deficit spending. The latest round of easing measures will likely support growth near-term, but we remain skeptical of the longer run impact.

ASIA EX-JAPAN

CURRENT CONDITIONS: SLOWER GROWTH IN CHINA

Real GDP growth moderated to +7.3 percent year-over-year in the 3rd quarter of 2014 from +7.5 percent in the 2nd quarter, and the latest macro data suggests China's economic momentum remained weak in the fourth quarter. The December PMI of 50.1 has been heading lower for three straight months and represents the lowest reading in the past twelve months, though still above 50 (Exhibit O). Looking toward 2015, we expect structural adjustment to continue and real GDP growth to further slow to around +7 percent. As China adapts to the "new normal," it has become evident that Beijing likely has lowered its growth target for 2015 from the 7.5 percent range for 2014, with details to be released in March after the National People's Congress.

On the reform front, the much anticipated Shanghai-Hong Kong Connect was launched on November 17th, a solid step to gradually open up its capital account despite the muted investor response so far. We are also encouraged to see progress on the local government debt problem: the budget reform plan makes local borrowing more accountable, transparent and disciplined; the launch of the PPP (Public Private Partnership) Pilot program allows private sector and foreign investors to participate, which may serve to ease funding pressure on local government.

Australia's economic growth weakened, as the transition from a resources boom to a domestically-driven economy slowed. Third quarter 2014 GDP growth increased +2.7 percent on a year-over-year basis, compared with the second quarter rate of +3.1 percent, driven by a fall in private non-dwelling construction and less export demand for commodities. The housing market has been the main catalyst for economic growth, and the property market may be approaching a bubble, as residential property prices in Sydney have risen +15 percent in the 12 months to September 2014. As a result, the government is looking to curb foreign buyers of homes. Moreover, Australia's economy has been affected by China's weaker demand for raw materials. As a result, Australia's November unemployment rate of 6.3 percent is expected to increase from more unemployed in the resources sector.

The South Korean economy continues to experience a weak recovery. Third quarter economic growth increased +3.2 percent year-over-year, down from second quarter level of +3.6 percent, on weak global and domestic growth. South Korea's November trade data disappointed, as exports declined -1.9 percent year-over-year and imports fell -4.0 percent.

MONETARY AND FISCAL POLICY

Amid downward economic pressures and still high funding costs, after almost two and half years of holding interest rates steady, the People's Bank of China (PBOC) surprised the market with a -40 basis point rate cut to its benchmark one-year lending rate effective November 22nd 2014 (Exhibit P). This unexpected rate cut was a change from prior targeted easing measures and could signal the start of an easing cycle in China. After the rate cut, the one year benchmark lending rate stands at 5.6 percent, and the reserve requirement ratio is 20 percent for large banks. With the latest inflation reading at +1.4 percent, the government has some breathing room with respect to monetary policy. As inflation is expected to remain subdued and keeping growth steady is a top priority for 2015 as stated by policymakers, we expect further monetary easing measures ahead (Exhibit Q).

The Reserve Bank of Australia left short rates at 2.5 percent in December for the 16th consecutive month. However, given weaker economic growth, the bank is expected to cut rates in order to stimulate the economy.

The South Korean Central Bank has taken steps to stimulate economic growth, by cutting its seven-day repurchase rate -25 basis points to 2.0 percent on October 15th. Additionally, the government passed a tax revision bill on dividends on December 3rd. As a result, we expect further stimulus measures through company dividend increases, in addition to corporate restructuring, and interest rate cuts. Lower interest rates should also weaken the Korean won and help exporters' competitiveness against the yen's steep depreciation.

REST OF WORLD

CURRENT CONDITIONS: ECONOMIC REBOUND IN MEXICO, BUT LITTLE GROWTH IN BRAZIL

Mexico's economy rebounded in the third quarter of 2014 to +2.2 percent year-over-year, versus second quarter growth of +1.6 percent, on strength in services and industry. Mexico is also benefitting from stronger economic growth in the U.S., as about 75 percent of Mexican exports are to the U.S. Mexican fixed investment accelerated +5.7 percent year-over-year in September, up from +4.0 percent in August. Investment should continue to increase, as Mexico's state oil company Petroleos Mexicanos, plans to offer international oil companies a greater share of projects in Mexico than initially envisioned and speed up joint ventures with private firms. Its oil and gas market has been closed to private firms since 1938.

Brazil's economy is just barely out of a recession, as third quarter 2014 GDP rose +0.1 percent quarter-over-quarter, versus a second quarter decline of -0.6 percent. Brazil's macroeconomic fundamentals remain weak. Unemployment is rising and inflation is too high. The November unemployment rate rose to 5.4 percent seasonally-adjusted, up from the October level of 4.8 percent.

On the positive front, re-elected President Dilma Rousseff appointed Joaquim Levy as the new finance minister. Mr. Levy is a fiscal hawk and is committed to keeping inflation under control. On December 3rd, Brazil's central bank raised interest rates a higher-than-expected +50 basis points to 11.75 percent in an effort to contain inflation. The challenges President Rouseff faces are flat economic growth, high inflation, and ballooning debt (Exhibit R).

GLOBAL EQUITY INVESTMENT STRATEGY:

A STRUGGLING GLOBAL ECONOMY LEAVES THE U.S. AS THE BEACON OF GROWTH

United States

Domestic equity markets experienced another year of solid returns, against a backdrop of moderate economic growth in the U.S. and a weak global economy. The Federal Reserve ended its quantitative easing program in the 4th quarter and investors are now focused on the timing of increases to the fed funds rate by the Federal Open Market Committee (FOMC). The debate

continues around when rate hikes will begin, but the current consensus appears to be late in the 3rd quarter of 2015.

Despite recent evidence of economic strength, we continue to believe there is a greater chance that rate hikes will begin later than the current expectation, rather than earlier. There is almost no disagreement that no matter when short term rate hikes begin, the yield curve will flatten during 2015. The sharp decline in oil prices and the strengthening U.S. dollar has put downward pressure on inflation, which will keep the long end of the curve stable, if not lower. Meanwhile, notwithstanding timing questions about short term rate hikes, anticipation of the same will likely push the short end of the yield curve up.

We believe that the subpar economic recovery will continue. Recent economic data suggests a strengthening economy, but still at fairly moderate levels. Even The FOMC's annual GDP growth projections for the U.S. through 2017 are all under +3 percent. We expect domestic equity markets to experience higher volatility in the coming year compared with the subdued levels of 2014. Uncertainty surrounding the price of oil, along with the potential geopolitical fallout that could potentially occur as a result of the drop in oil prices, and the ongoing debate about when the FOMC will begin to raise short term interest rates will likely be contributing factors to higher stock market volatility.

Additionally, earnings growth will likely be more subdued over the next year, which should favor the high quality growth-oriented companies that characterize client portfolio holdings. We continue to focus on companies with more exposure to the domestic economy along with more defensive sectors that are better able to weather the uncertainties that investors face in the current environment.

Although earnings growth may be softer in 2015, market valuations are fair and U.S. financial markets will continue to benefit from the strong dollar (from an investment perspective) and the clear relative attractiveness of the U.S. compared to almost every other area of the world. Given the economic weakness in Europe, the threat of a political or economic crisis is higher, as is a geopolitical crisis in the Middle East or Russia because of declining oil revenues. The increased risk of unpredictable external shocks to U.S. financial markets is another reason to maintain portfolio emphasis on high quality companies that will withstand such events better than their counterparts may. In aggregate, the relative attractiveness of Sit Investment Associates' client portfolio characteristics compared to benchmarks, with respect to earnings growth and valuation, is shown in Exhibit S.

International

Looking to 2015, there is no shortage of uncertainties that could impact European equity performance. The snap elections in Greece scheduled for January 25th are guaranteed to grab headlines and once again focus on a major chink in the Euro Area's armor. Should investors call into question the viability of the single currency, as they did prior to Draghi's "do whatever it takes" speech in July 2012, sovereign yields may once again spiral upward.

In terms of Euro Area equities, we enter 2015 with cautious optimism based on the premise that additional liquidity-enhancing measures by the ECB, a weaker currency, and lower oil prices will be catalysts for positive corporate earnings revisions. Persistently low oil prices would add at least +50 basis points to GDP growth and easing credit conditions could

lead to lower corporate financing costs. Lower oil prices will also increase discretionary income and confidence, thus increasing demand for other goods and services. This could in turn create a virtuous cycle whereby corporations are more willing to dip into their vast cash reserves to fund investment projects. Valuation metrics remain relatively attractive and the launch of a full-blown quantitative easing program will likely boost investor sentiment.

We continue to pursue our strategy of the past twelve months, focusing on high quality, cash generative companies that have strong sales and earnings growth. Holdings comprise a mix of three preferred groups, cyclical, financial, and domestic consumption investments. Within this context, we are planning to increase the exposure to export-oriented stocks as the weaker euro should provide a catalyst for growth. These investments can range from industrial exporters to consumer goods exporters. Lower oil prices should fuel consumer consumption, thus we are positive on niche and global companies, particularly, consumer discretionary and consumer staples stocks. The quantitative easing program should continue to be a catalyst for financial-related stocks including banks and diversified financials. Even with the above noted positive catalysts, we are still cautious on equity markets and are keeping healthy weights in more defensive areas such as the health care and utility sectors. These sectors provide higher relative dividend yields and should offer more stability, if a volatile equity market occurs.

Europe continues to be a large absolute weight in international and global portfolios. Regionally, we are avoiding direct exposure to Greece, given the upcoming election. For the European portion of the portfolio in general, the majority of the holdings' earnings are driven by business outside Europe. We are cautious on companies with significant direct exposure to Latin America and Russia. While Chinese growth is slowing, in absolute terms, the country still has one of the fastest growing economies in the world and represents a large growth opportunity for European companies. At the same time, many companies are modifying their strategies with respect to China and becoming more focused on profitability rather than sales growth. We have gradually reduced exposure to the U.K., as we fear the prospect of rising rates and election uncertainty will put a damper on equity market performance. Overall, we believe there are several potential positive catalysts for European equities in 2015. We believe that the aforementioned catalysts will provide stronger equity market performance compared to 2014.

We continue to remain meaningfully underweight Japanese equities across our international and global strategies, as we remain cautious on the domestic economy's growth prospects. The Japanese economy continues to face substantial obstacles to sustained longer term growth, and it remains unclear whether Mr. Abe will be able to formulate and implement pro-growth reforms to place Japan on a path of sustained growth. With valuations only moderately attractive relative to other developed regions, we do not believe the risk is appropriately priced and believe an underweight position remains appropriate.

Within our allocation to Japanese equities, our strategy remains unchanged. We continue to prefer companies with exposure to overseas sources of demand and defensive domestic consumption. Multinationals and exporters should benefit from relatively stronger demand in overseas markets as well as from the weakened yen. Exhibit N shows that companies deriving a

majority of sales outside of Japan outperformed during 2014, and we believe this will remain the case. Domestically, we prefer defensive consumption names, such as food retailers and tobacco companies, which will hold up well in a subdued demand environment.

Among our Japanese holdings, we maintain a focus on high quality companies characterized by strong balance sheets, attractive returns on capital, and favorable growth prospects. We believe this focus fits well with the increasing emphasis being placed on shareholder returns brought about by Mr. Abe's corporate governance reforms. Implementing measures to incentivize more efficient use of capital and better align management and shareholder interests is one area where we believe Mr. Abe has made respectable progress. Corporations are responding with increased shareholder returns and plans to boost return on capital. We believe investors will continue to gravitate towards these types of companies, and this should bode well for higher quality holdings.

The MSCI China Index rallied over +6 percent in the final quarter of 2104 on the rate cut and expectations of further monetary easing. Going into 2015, given our expectation of continued structural rebalancing, we remain focused on companies that play into the new economy. At the same time, we are making adjustments given the latest progress on the reform and monetary policy fronts.

We remain positive on Chinese internet names based on their solid long-term growth prospects. We have been significantly underweight Chinese financials, given our concerns over the asset quality of banks. However, we intend to reduce the underweight, as the latest reform progress on local government debt is encouraging and shadow banking growth has slowed down since mid-2013 as a result of tighter regulation. These actions should lower the risk of a systemic crisis in China. While the recent rate cut is negative for bank earnings, its positive implication for the economy (and therefore loan growth) more than offsets the negative impact from net interest margin pressure. The recent relaxation of the loan-to-deposit ratio is also a positive development for banks. Given our continued concerns with respect to asset quality, we will focus on established names with strong capital positions.

We are also positive on the long term growth prospects of the healthcare sector in China. Favorable demographic trends that include an aging population, increasing urbanization, relatively low healthcare expenditures (5.4 percent of GDP in 2012 in China versus 17.9 percent in the US), and improving insurance coverage, should continue to drive double-digit earnings growth. However, after two years of outperformance, healthcare names pulled back recently on policy uncertainties and sector rotation. We will closely monitor the sector and increase our positions as opportunities arise.

South Korea's recently-passed tax revision bill should boost economic growth through higher household income and increased dividends. For example, Samsung Electronics Company has announced that it will increase its dividend by up to +50 percent for the upcoming year. We also like South Korean banks, which will benefit from stronger economic growth, increased loan demand, and higher dividends.

In Latin America, the slight pickup in economic growth for the region of +1.8 percent for 2015 will be driven by Mexico's GDP growth of +3.3 percent. We expect Mexican industrial assets to

benefit from the U.S. economic recovery and Mexican energy reform. Energy reform will eventually lower energy costs and result in the formation of more industrial corporations. In Brazil, given the economy is teetering on the edge of recession, we have a more defensive strategy, focusing on consumer staples and global-leading exporters.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	+
Japan	-/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	12/31/14	11/28/14	9/30/14	6/30/14	12/31/13	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	17823.07	17828.24	17042.90	16826.60	16576.66	+0.0%	+4.6%	+5.9%	+7.5%
S&P 500	2058.90	2067.56	1972.29	1960.23	1848.36	-0.4	+4.4	+5.0	+11.4
NASDAQ OTC Composite	4736.05	4791.63	4493.39	4408.18	4176.59	-1.2	+5.4	+7.4	+13.4
Fixed Income									
U.S. Treasury									
2-Year Notes	0.67	0.47	0.57	0.46	0.38	+20 b.p.	+10 b.p.	+21 b.p.	+29 b.p.
5-Year Notes	1.65	1.48	1.76	1.63	1.74	+17	-11	+2	-9
10-Year Notes	2.17	2.17	2.49	2.53	3.03	--	-32	-36	-86
30-Year Bonds	2.75	2.89	3.20	3.36	3.97	-14	-45	-61	-122
AA Industrial									
Intermediate Maturity	3.12	3.02	3.44	3.23	3.65	+10	-32	-11	-53
Long Maturity	3.90	3.99	4.29	4.17	4.72	-9	-39	-27	-82
Mortgages									
Current Coupon GNMA (3.00%)	2.65	2.64	2.92	2.98	3.43	+1	-27	-33	-78
Municipals									
Bond Buyer 40-Bond Index	4.27	4.39	4.42	4.52	5.13	-12	-15	-25	-86
Short Term									
Fed Funds	0.12	0.10	0.09	0.10	0.08	+2	+3	+2	+4
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
3-Mo.Bill-Bid Disc.	0.04	0.02	0.02	0.04	0.07	+2	+2	--	-3

* Primary Credit Discount Rate; effective 1/9/03.

E-12/14 123114
PP-107T.DOC

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through December 31, 2014
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12
12/13
12/14

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-12/14

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 4th Out of 33 World Equity Markets
Year-to-Date Through December 31, 2014

PERFORMANCE IN U.S. DOLLARS				
	DJ Global,	Change from		12/31/2014
	Indexes, US$	12/31/2013		Country
Country	on 12/31/14	points	percent	Rank
Australia	387.17	-33.73	-8.01%	19
Austria	197.58	-62.06	-23.90%	30
Belgium	478.21	4.25	0.90%	10
Brazil	927.71	-203.33	-17.98%	29
Canada	486.98	-8.36	-1.69%	14
Chile	437.57	-63.15	-12.61%	28
Denmark	817.49	51.45	6.72%	6
Finland	911.30	-47.14	-4.92%	17
France	285.44	-35.80	-11.15%	24
Germany	323.87	-43.39	-11.81%	27
Greece	36.88	-21.74	-37.08%	33
Hong Kong	494.45	-2.94	-0.59%	12
Indonesia	199.61	33.75	20.35%	2
Ireland	324.36	4.32	1.35%	9
Italy	115.95	-15.27	-11.64%	26
Japan	97.97	-4.94	-4.80%	16
Malaysia	257.53	-33.88	-11.63%	25
Mexico	603.12	-65.45	-9.79%	22
Netherlands	335.59	-11.41	-3.29%	15
New Zealand	273.91	18.29	7.15%	5
Norway	306.85	-102.29	-25.00%	31
Philippines	421.46	75.96	21.98%	1
Portugal	101.27	-51.95	-33.90%	32
Singapore	331.93	-2.31	-0.69%	13
South Africa	383.74	15.65	4.25%	7
South Korea	283.23	-31.41	-9.98%	23
Spain	283.68	-19.71	-6.50%	18
Sweden	599.93	-57.19	-8.70%	21
Switzerland	777.77	-3.11	-0.40%	11
Taiwan	182.35	4.97	2.80%	8
Thailand	200.25	26.66	15.36%	3
United Kingdom	243.18	-22.15	-8.35%	20
United States	516.88	50.31	10.78%	4 ←
COMPOSITE INDICES				
Latin America	520.29	-91.18	-14.91%	
Western Europe	306.76	-26.37	-7.91%	
Asia/Pacific	144.49	-2.45	-1.67%	
World (ex U.S.)	225.13	-13.19	-5.53%	

Source: FactSet Research Systems, January 2, 2015

Exhibit D

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

1Q12 – 3Q14

	1Q13 Rev.	2Q13 Rev.	3Q13 Rev.	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Adv.	3Q14 Pre.	3Q14 Final
Personal Consumption Expend.	2.2%	2.3%	2.3%	2.8%	2.2%	2.4%	2.3%	2.4%	2.7%
Non-Residential Fixed Invest.	2.6	1.9	3.0	4.7	4.7	6.8	6.7	7.2	7.6
Residential Investment	11.4	15.2	14.5	6.9	3.5	1.2	-1.0	-0.8	-0.7
Inventory Change [2]	--	--	++	++	+	++	--	-	-
Net Exports [3]	8.3	4.4	6.3	9.5	-4.7	-3.2	3.5	-1.5	-1.6
Exports	1.9	2.2	3.0	5.1	2.8	3.9	4.6	3.8	3.8
Imports	-0.1	1.0	1.2	2.5	3.1	3.8	3.2	3.4	3.4
Government Spending	-2.0	-1.8	-2.4	-1.9	-1.1	-0.7	0.4	0.3	0.3
Total Real GDP	1.7%	1.8%	2.3%	3.1%	1.9%	2.6%	2.3%	2.4%	2.7% ←
Memo:									
Total GDP Less Housing and Autos	1.3	1.3	1.8	3.0	1.8	2.5	2.3	2.4	2.6 ←
Pers. Cons. Exp. Plus Res. Invs.	2.5	2.8	2.8	2.9	2.2	2.3	2.2	2.3	2.5
After-tax Corporate Profits	3.5	1.8	1.9	-0.6	-2.8	4.6	NA	3.8	5.1

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 23, 2014

Exhibit E

■ Sit Investment Associates ■

<u>The Labor Force Participation Rate Is Projected To Continue Its Decline</u>


%
%
Labor force participation rate
Latest Fed projection (September 2014)
68
67
66
65
64
63
62
61
60
90
92
94
96
98
00
02
04
06
08
10
12
14
16
18
20
22

Source: Deutsche Bank Research, January 2015

G:\Support\Exhibits\E-12/14

Exhibit F

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.7%
All: +1.3%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +1.8%
All: +1.4%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14

Source: Bureau of Labor Statistics and Bloomberg, December 12 & 17, 2014

Exhibit G

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2011			2012			2013			2014		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%	77.32	5.1%	0.3
February	71.93	-4.7%	-10.2%	72.26	0.5	9.7	74.57	3.2	0.9	77.15	3.5%	1.8
March	70.74	-5.9%	-10.9%	72.91	3.1	5.1	76.20	4.5	10.2	76.82	0.8%	1.7
April	69.48	-7.8%	-7.5%	72.79	4.8	3.4	76.18	4.7	9.7	76.58	0.5%	3.6
May	69.57	-11.3%	-8.6%	73.92	6.2	4.8	76.90	4.0	9.2	76.43	-0.6%	0.5
June	69.48	-12.1%	-11.2%	75.03	8.0	5.0	76.20	1.6	8.7	76.64	0.6%	0.5
July	69.04	-10.0%	-10.3	75.22	9.0	5.2	77.19	2.6	10.1	76.51	-0.9%	-2.1
August	69.01	-9.1%	-8.0	74.24	7.6	5.6	76.46	3.0	5.1	77.55	1.4%	1.1
September	71.14	-5.1%	1.1	72.58	2.0	-0.9	76.17	5.0	-0.1	79.60	4.5%	7.3
October	71.57	-0.9%	6.1	72.74	1.6	-0.1	75.22	3.4	-2.5	80.83	7.5%	11.4
November	72.21	-0.8%	7.7	73.60	1.9	-0.9	76.22	3.6	-1.8	82.78	8.6%	17.3
December	73.22	-0.7%	11.0	73.10	-0.2	-5.1	76.45	4.6	0.6	84.21	10.2%	20.7
Average	70.85	-5.9		73.48	3.7		75.94	3.4		78.53	3.4	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro Area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/20/14): Euro Area: 38.1% Canada: 29.5% Japan: 16.1% U.K.: 7.8% Switzerland: 4.0% Australia: 2.9% Sweden: 1.6%
Currency Appreciation (Y-T-D through 12/31/14): Euro Area: -12.8% Canada: -9.3% Japan: -12.4% U.K.: -7.3% Switzerland: -11.0% Australia: -9.1% Sweden: -18.7%

Source: Federal Reserve Board

Exhibit H

■ Sit Investment Associates ■

__Economic Assumptions__

	2013				2014				2015E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	2.7	1.8	4.5	3.5	-2.1	4.6	5.0	2.5	2.5	2.5	3.0	3.0
S&P 500 Reported Profits (Year-over-Year)	5.2	15.0	16.1	28.2	2.7	9.1	11.5	13.4	33.3	23.0	25.7	12.7
Consumer Price Index (Year-over-Year)	1.7	1.4	1.6	1.2	1.4	2.1	1.8	1.5	1.0	0.4	1.0	2.4
Levels (Quarterly Average)												
Unemployment Rate	7.7	7.5	7.2	7.0	6.7	6.2	6.1	5.7A	5.7	5.6	5.5	5.5
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3A	3.3	3.3	3.7	4.2
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0A	0.4	0.7	1.0	1.3
10-year Treasury Bonds-Yield	1.9	2.0	2.7	2.7	2.8	2.6	2.5	2.3A	2.4	2.8	3.1	3.2

Source: Sit Investment Associates, Inc., January 7, 2015

Exhibit I

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31, 2014

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.3%	2.50%	-2.9%	4.00%	-1.5%
Present YTM 0.67%	Most Likely	1.00	-0.3	1.25	-0.5	3.00	-0.8
	Optimistic	0.25	1.2	0.50	1.0	2.00	-0.2
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-4.3	3.50	-6.8	5.00	-3.3
Present YTM 1.65%	Most Likely	2.25	-2.0	2.50	-2.3	4.00	-1.9
	Optimistic	1.00	4.0	1.00	4.8	3.00	-0.4
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-12.0	4.00	-12.8	5.50	-6.7
Present YTM 2.17%	Most Likely	3.00	-6.0	3.25	-7.0	4.50	-4.1
	Optimistic	2.25	0.4	2.00	3.7	3.50	-1.5
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-27.3	4.75	-29.0	6.00	-14.0
Present YTM 2.75%	Most Likely	3.50	-12.5	3.75	-15.1	5.00	-9.6
	Optimistic	2.50	6.6	2.25	13.6	4.00	-4.6

Source: Sit Investment Associates, Inc.

Exhibit J

■ Sit Investment Associates ■

Most Periphery European Indices Weakened as the Year Progressed

Monthly Cumulative Returns

	Greece FTSE	Ireland ISEQ	Italy FTSE MIB	Portugal PSI	Spain IBEX 35	France CAC 40	Germany DAX
01/31/2014	8.60	2.57	2.38	2.46	0.74	-3.01	-2.57
02/28/2014	24.17	14.55	7.77	10.58	2.71	2.63	1.46
03/31/2014	18.20	10.77	14.38	14.87	5.29	2.40	0.04
04/30/2014	4.53	8.90	14.98	14.10	6.98	5.02	0.53
05/30/2014	3.79	8.98	15.86	12.83	11.02	7.45	4.09
06/30/2014	1.95	4.58	14.52	8.96	12.56	5.68	2.94
07/31/2014	-5.12	3.42	10.69	-2.46	11.40	1.49	-1.51
08/29/2014	-1.05	6.74	10.04	-1.99	11.63	4.72	-0.86
09/30/2014	-11.28	8.86	12.95	-5.09	12.80	5.72	-0.82
10/31/2014	-23.38	6.47	6.95	-12.98	9.62	1.42	-2.36
11/28/2014	-20.58	13.41	8.38	-15.29	13.28	5.24	4.49
12/31/2014	-33.58	16.83	2.97	-21.12	8.62	2.71	2.65

Source: FactSet Research System and Sit Investment Associates, Inc., January 1, 2015

G:\Support\Exhibits\E-12/14

Exhibit K

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2013A	2014E	2015E	2013-2017 (5 Yr CAGR)	2013A	2014E	2015E	2013-2017 (5 Yr AVG)
Global Economy	**2.7%**	**2.7%**	**3.1%**	**2.9%**	**2.5%**	**2.5%**	**2.8%**	**2.7%**
United States	2.2	2.4	3.0	2.5	1.5	1.4	2.7	2.3
Euro Area	(0.4)	0.8	1.3	0.9	1.3	0.5	0.6	0.7
United Kingdom	1.7	3.0	2.5	2.4	2.0	1.5	1.4	1.5
Japan	1.5	0.5	1.0	1.0	0.4	0.9*	0.9	0.8
Asia Ex Japan	6.3	6.1	6.0	6.1	3.8	3.4	3.4	3.5
Latin America	2.5	1.0	1.8	1.8	7.6	10.5	9.7	9.4

* Exlcuding the impact of consumption tax increase effective April 1, 2014

10-Year Bond Yields

	2012 12/31A	2013 12/31A	2014 12/31A	2015 12/31E
United States	1.8%	3.0%	2.2%	3.8%
Euro (Germany)	1.3	1.9	0.5	0.5
Japan	0.8	0.7	0.3	0.5
United Kingdom	1.8	3.0	1.8	2.0

Exchange Rates

	2012 12/31A	2013 12/31A	2014 12/31A	2015 12/31E
Euro ($/)	1.32	1.37	1.21	1.15
Japan (¥/$)	87	105	120	125
UK ($/£)	1.63	1.66	1.56	1.45

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., January 6, 2015

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

LACKLUSTER GROWTH IN EUROPE


PMI level
Euro area
Germany
France
Italy
Spain
70
65
60
55
50
45
40
35
10
11
12
13
14
15
16


Eurozone inflation rate
Monthly
+ 5%
+ 4
+ 3
+ 2
+ 1
0
- 1
'00 '02 '04 '06 '08 '10 '12 '14
Gross domestic product
Annualized change from previous quarter
+ 6%
+ 3
+ 0
- 3
- 6
- 9
- 12
'00 '02 '04 '06 '08 '10 '12 '14
Unemployment rate
Monthly
12%
10
8
6
4
2
0
'00 '02 '04 '06 '08 '10 '12 '14
Source: Eurostat
THE NEW YORK TIMES

SOURCE: BARCLAY'S RESEARCH, JANUARY 1, 2015 AND THE NEW YORK TIMES, JANUARY 4, 2015

Exhibit M

■ Sit Investment Associates ■

Global Market Performance

As of 12/31/2014	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC REGION	US$	Local	% Chg	US$	Local	% Chg
Australia (ASX)	(4.9)	1.7	(6.5)	(7.9)	0.7	(8.5)
Hong Kong (HSI)	3.1	2.9	0.1	1.3	1.3	(0.0)
Japan (NIK 225)	(1.3)	7.9	(8.5)	(6.1)	7.1	(12.3)
New Zealand (NZX 50)	6.5	6.2	0.3	11.3	17.2	(5.0)
Singapore (STI)	(1.2)	2.7	(3.8)	1.2	6.2	(4.7)
China (SHGH A)	35.5	37.0	(1.0)	49.4	53.1	(2.4)
India (BSE 100)	2.2	4.4	(2.2)	29.6	32.3	(2.0)
Indonesia (JSX)	0.1	1.7	(1.6)	20.2	22.3	(1.7)
Korea (KOSPI)	(9.0)	(5.2)	(4.0)	(8.6)	(4.8)	(4.0)
Malaysia (KLSE)	(10.5)	(4.6)	(6.2)	(11.6)	(5.7)	(6.3)
Philippines (PSE)	(0.4)	(0.7)	0.3	21.8	22.8	(0.8)
Taiwan (TAIEX)	(0.1)	3.8	(3.7)	1.9	8.1	(5.7)
Thailand (SET)	(6.9)	(5.5)	(1.4)	15.2	15.3	(0.1)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	(31.5)	(31.6)	0.2	22.5	59.1	(23.0)
Brazil (IBOV)	(14.8)	(7.6)	(7.8)	(13.8)	(2.9)	(11.2)
Chile (IPSA)	(3.5)	(2.0)	(1.6)	(10.4)	3.5	(13.4)
Mexico (IPC)	(12.6)	(4.1)	(8.9)	(10.3)	1.0	(11.1)
Peru (BVL)	(11.4)	(8.8)	(2.8)	(11.8)	(6.1)	(6.0)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	% Chg	US$	Local	% Chg
Israel (TA-100)	(5.6)	(0.3)	(5.3)	(0.5)	11.5	(10.8)
Morocco (MADEX)	(8.2)	(5.0)	(3.4)	(4.8)	5.7	(9.9)
Pakistan (KSE 100)	10.3	8.1	2.0	33.1	27.2	4.6
South Africa (FTSE-JSE)	(1.5)	0.9	(2.3)	(2.6)	7.6	(9.5)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	(6.1)	(2.0)	(4.2)	(25.5)	(15.2)	(12.2)
Belgium (BEL 20)	(2.3)	2.0	(4.2)	(1.3)	12.4	(12.2)
Finland (OMXH)	(3.1)	1.2	(4.2)	(7.1)	5.7	(12.2)
France (CAC 40)	(7.3)	(3.2)	(4.2)	(12.7)	(0.5)	(12.2)
Germany (DAX)	(0.9)	3.5	(4.2)	(9.9)	2.7	(12.2)
Greece (ATHEX)	(25.5)	(22.2)	(4.2)	(37.6)	(28.9)	(12.2)
Ireland (ISEQ)	2.7	7.2	(4.2)	1.1	15.1	(12.2)
Italy (S&P/MIB)	(12.8)	(9.0)	(4.2)	(12.0)	0.2	(12.2)
Netherlands (AEX)	(3.5)	0.8	(4.2)	(7.2)	5.6	(12.2)
Portugal (PSI)	(19.9)	(16.4)	(4.2)	(35.7)	(26.8)	(12.2)
Spain (IBEX 35)	(9.0)	(5.0)	(4.2)	(9.0)	3.7	(12.2)
Denmark (OMXC 20)	(6.5)	(2.4)	(4.2)	6.4	20.9	(12.0)
Norway (OSE)	(19.6)	(6.1)	(14.3)	(15.9)	4.0	(19.1)
Sweden (OMXS A-S)	(2.5)	5.9	(7.9)	(8.2)	11.9	(18.0)
Switzerland (SMI)	(2.2)	1.7	(3.8)	(2.0)	9.5	(10.5)
United Kingdom (FTSE)	(4.6)	(0.9)	(3.8)	(8.4)	(2.7)	(5.9)
Czech Rep (PX)	(9.2)	(4.5)	(4.9)	(17.0)	(4.3)	(13.3)
Poland (WIG)	(12.8)	(6.3)	(6.9)	(14.8)	0.3	(15.0)
Turkey (ISE100)	11.6	14.4	(2.4)	16.2	26.4	(8.1)
Russia (RTS)	(29.6)	(29.6)	(34.1)	(45.2)	(45.2)	(45.2)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
NORTH AMERICA	US$	Local	% Chg	US$	Local	% Chg
Dow Jones Industrial Avg	4.6	4.6		7.5	7.5	
S&P 500	4.4	4.4		11.4	11.4	
NASDAQ	5.4	5.4		13.4	13.4	
Canada (TSE)	(5.6)	(2.2)	(3.5)	(1.5)	7.4	(8.3)

Source: FactSet Research Systems and Sit Investment Associates, Inc., December 31, 2014

G:\Support\Exhibits\E-12/14

Exhibit N

■ Sit Investment Associates ■

Economic Conditions Remain Challenging in Japan

Recent Contraction Driven by Consumption Tax Hike


Japan GDP growth
Quarter on quarter annualised rate (%)
6
4
2
0
-2
-4
-6
-8
*-1.6
2012
13
14
*Old Q3 estimate
Source: Thomson Reuters Datastream

We Continue to Prefer Japanese Equities with Overseas Exposure


Performance of Japanese Equities by Foreign Sales Exposure
Universe is the MSCI Japan Index
Median Returns in US$ from December 2013 to December 2014
4.0%
2.0%
0.0%
-2.0%
-4.0%
-2.2%
-2.4%
3.4%
Less than 25%
25% to 50%
Greater than 50%
Foreign Sales as a Percentage of Total Sales

Source: Financial Times, December 8, 2014, FactSet, January 2, 2015, and Sit Investment Associates

G:\Support\Exhibits\E-12/14

Exhibit O

■ Sit Investment Associates ■

Chinese PMI Suggests Weak Economic Momentum


Manufacturing PMI
(Seasonally Adjusted)
60
58
56
54
52
50
48
46
44
42
40
12/2005
6/2006
12/2006
6/2007
12/2007
6/2008
12/2008
6/2009
12/2009
6/2010
12/2010
6/2011
12/2011
6/2012
12/2012
6/2013
12/2013
6/2014
12/2014
HSBC
NBS
Source: NBS, Markit Economics, Credit Suisse

Source: Credit Suisse, January 2, 2015

Exhibit P

■ Sit Investment Associates ■

THE PEOPLE'S BANK OF CHINA CUT RATES FOR THE FIRST TIME SINCE 2012



%p.a.
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1 - Year Lending Rate
1 - Year Deposit Rate
11/22/2004
11/22/2005
11/22/2006
11/22/2007
11/22/2008
11/22/2009
11/22/2010
11/22/2011
11/22/2012
11/22/2013
11/22/2014
Source: PBoC, Credit Suisse research

Source: Credit Suisse, November 24, 2014

G:\Support\Exhibits\E-12/14

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

LOW INFLATION LIKELY TO CONTINUE IN CHINA



%, YoY
CPI
CPI: Non-food
CPI: Food
15
10
5
0
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14

SOURCE: MORGAN STANLEY RESEARCH, DECEMBER 10, 2014

Exhibit R

■ Sit Investment Associates ■

Brazil GDP Barely Growing and Budget Deficit High



Falling Fortunes
Change in Brazil's GDP from previous year
8%
6
4
2
0
-2
0.1%*
2009 '10 '11 '12 '13 '14
Budget deficit† as a percentage of GDP
8%
6
4
2
0
-2
5.8%
2009 '10 '11 '12 '13 '14
*Estimate from central bank weekly survey †12-month deficit through November
Sources: Brazilian Institute of Geography and Statistics (GDP); Central Bank of Brazil (Deficit)
The Wall Street Journal

Source: The Wall Street Journal, January 1, 2015

G:\Support\Exhibits\E-12/14

Exhibit S

■ Sit Investment Associates ■

Equity Characteristics

December 31, 2014

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2014 Projected Gain	+21.6%	+21.4%	+20.1%	+11.8%	+18.4%	+11.3%
2015 Projected Gain	+11.4%	+15.8%	+16.6%	+6.3%	+13.8%	+10.3%
5-Year Projected Growth	+13.2%	+15.2%	+15.8%	+10.0%	+14.5%	+11.2%
Dividend Yield						
Total Fund	+1.5%	+0.9%	+0.6%	+2.5%	+1.5%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.6%	+16.0%	+16.5%	+12.3%	+15.9%	+13.1%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	19.8x	23.1x	25.3x	17.8x	22.9x	20.0x
FY2 Calendar P/E	17.4x	19.2x	20.8x	17.0x	20.2x	18.1x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	18.1x	19.5x	21.4x	17.6x	20.2x	18.9x
FY2 Calendar P/E	16.5x	17.1x	18.4x	16.4x	17.8x	17.2x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.6x	1.6x	1.6x	2.1x	1.9x	2.1x
FY2 Calendar PEG	1.5x	1.4x	1.4x	2.0x	1.7x	2.0x
Wtd Avg Mkt Cap ($ Million)	$111,734	$18,725	$6,993	$93,267	$121,760	$132,607

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.